

February 14, 2011

Mr. Dennis A. Long
President and Chief Executive Officer
Pacific Financial Corporation
1101S. Boone Street
Aberdeen, Washington 98520

Re: **Pacific Financial Corporation**
Form 10-K for the year ended December 31, 2009, filed March 22, 2010
Schedule 14A, filed March 30, 2010
Form 10-Q for the quarterly periods ended March 31, June 30 and
September 30, 2010
File No. 000-29829

Dear Mr. Long:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Michael R. Clampitt
Senior Attorney